EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

October 10, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	DD3 Acquisition Corp. (the "Company") Registration Statement on Form S-1 (File No. 333-227423) (the "Registration Statement")

Dear Mr. Buchmiller:

In connection with the Registration Statement on Form S-1 of DD3 Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:30 p.m. on Thursday, October 11, 2018 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 420 copies of the Preliminary Prospectus dated September 19, 2018 have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
	Name:	Steven Levine
	Title:	CEO